UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                             (AMENDMENT NO. __)*


                           FRP Holdings, Inc.

                            (Name of Issuer)

                              Common Stock

                     (Title of Class of Securities)


                                30292L107
                             (CUSIP Number)

                            December 31, 2019

        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)


       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).
==============================================================================

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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                             Page 2 of 10
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1   NAME OF REPORTING PERSON
    Edward L. Baker
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                   (b) [ ]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Florida
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                                              5  SOLE VOTING POWER
                                                 73,341
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  423,474
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   73,341
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 423,474
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    496,815
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.06%
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12  TYPE OF REPORTING PERSON
    IN
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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                             Page 3 of 10
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1   NAME OF REPORTING PERSON
    Thompson S. Baker II
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                   (b) [ ]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Florida
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                                              5  SOLE VOTING POWER
                                                 155,600
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  430,071
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   155,600
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 430,071
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    587,870
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.99%
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12  TYPE OF REPORTING PERSON
    IN
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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                             Page 4 of 10
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PRELIMINARY STATEMENT:

This Schedule 13G is filed jointly by Thompson S. Baker II and Edward L. Baker (collectively, the "Reporting Persons"). This Schedule 13G amends and replaces in its entirety the Schedule 13G filed by Thompson S. Baker II on February 14, 2019.

Prior to the calendar year ended 2018, the Reporting Persons, who serve as co-trustees of the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 (the "ELB Trust"), filed on Schedule 13G jointly with the ELB Trust, with the most recent filing being the Schedule 13G filed by such reporting persons with the Commission on February 14, 2018 (the "Previous Schedule 13G"). In connection with the execution of a Voting and Support Agreement, dated
March 22, 2018, relating to the sale by the Issuer of its portfolio of 41 warehouse properties to BRE Foxtrot Parent, LLC, a Delaware limited liability company on May 21, 2018 (the "Sale Transaction"), Edward L. Baker and the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 filed a
Schedule 13D with the Commission on April 2, 2018 (the "Schedule 13D") jointly with the following shareholders of the Issuer: John D. Baker II, Edward L. Baker II, Edward L. Baker Living Trust, John D. Baker II Living Trust, Trust for John D. Baker II, Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965, Anne D. Baker Revocable Living Trust, Edward L'Engle Baker
II Revocable Living Trust, John D. Baker III Revocable Living Trust, Susan A. Baker Revocable Living Trust, Thompson S. Baker II Revocable Living Trust, Martha F. Baker Revocable Living Trust, Julia Elizabeth Baker Trust, Mary Cameron Baker Trust, Samuel McDonald Baker Trust, and Trust FBO Sarah B. Porter U/A Cynthia L. Baker Trust Dated 4/30/1965 (collectively, the "Schedule 13D Filers"). The Schedule 13D superseded the Previous Schedule 13G with respect to Edward L. Baker and the Trust FBO Edward L. Baker U/A Cynthia L. Baker
Trust relating to the common stock of the Issuer.

The Schedule 13D Filers determined that, following the consummation of the Sale Transaction, they no longer held shares of common stock of the Issuer with any purpose, or with the effect of, changing or influencing control over the Issuer.

As of December 31, 2018, neither Edward L. Baker nor the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 owned more than five percent of the common stock of the Issuer, and, accordingly, ceased to be subject to filing requirements under Regulation 13D-G.

Thompson S. Baker II individually filed a statement of his beneficial ownership of shares of common stock of the Issuer on Schedule 13G for the calendar year ended December 31, 2018.

Due to a reduction in the number of outstanding shares of the Issuer, as of December 31, 2019, Edward L. Baker held more than five percent of the common stock of the Issuer. The Reporting Persons have determined to jointly file a statement of their beneficial ownership of shares of common stock of the Issuer on Schedule 13G, pursuant to Rule 13d-1(c) and Rule 13d-1(k).

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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                             Page 5 of 10
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Item 1.

          (a)  The name of the Issuer is FRP Holdings, Inc.

          (b) The Issuer's principal executive offices are located at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

Item 2.

          (a) This Schedule 13G is filed jointly by Edward L. Baker and Thompson S. Baker II, (collectively, the "Reporting Persons").

          (b) The principal business address for the Reporting Persons is 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

          (c)  The Reporting Persons are citizens of the State of Florida.

          (d) This Schedule 13G relates to the common stock of the Issuer, par value $.10 per share.

          (e)  The CUSIP number of the common stock is 30292L107.

Item 3.

          Not applicable

Item 4. Ownership

          (a)  Amount beneficially owned:

               1)  Edward L. Baker:                496,815

               2)  Thompson S. Baker II:           587,870

                              Total:               661,211 shares

          (b)  Percent of class:

               1)  Edward L. Baker:                 5.06%

               2)  Thompson S. Baker II:            5.99%

                              Total:                6.74%
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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                             Page 6 of 10
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          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                    1)  Edward L. Baker:           73,341

                    2)  Thompson S. Baker II:     155,600

                              Total:              228,941

              (ii)  Shared power to vote or to direct the vote:

                    1)  Edward L. Baker:          423,474

                    2)  Thompson S. Baker II:     430,071

                              Total:              430,071

             (iii)  Sole power to dispose or to direct the disposition of:

                    1)  Edward L. Baker:           73,341

                    2)  Thompson S. Baker II:     155,600

                              Total:              228,941

              (iv)  Shared power to dispose or to direct the disposition of:

                    1)  Edward L. Baker:          423,474

                    2)  Thompson S. Baker II:     430,071

                              Total:              430,071

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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                             Page 7 of 10
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Edward L. Baker - Voting and Dispositive Power
----------------------------------------------

          Edward L. Baker has sole voting and dispositive power over 69,220 shares owned by his Living Trust and 4,121 shares that he holds directly.

          Mr. Baker has shared voting and dispositive power with respect to the 423,474 shares held by the ELB Trust.

Edward L. Baker - Beneficial Ownership
--------------------------------------

          The beneficial ownership total of Edward L. Baker shown above includes the 423,474 shares held by the ELB Trust. Mr. Baker's reported beneficial ownership total also includes: (i) 4,121 shares that he holds directly, and (ii) 69,220 shares owned by his Living Trust.

Thompson S. Baker II - Voting and Dispositive Power
---------------------------------------------------

          Thompson S. Baker II has sole voting and dispositive power over 155,600 shares owned by his Living Trust.

          Mr. Baker has shared voting and dispositive power with respect to (i) the 423,474 shares held by the ELB Trust, and (ii) 6,597 shares held in trust for the benefit of his children.

Thompson S. Baker II - Beneficial Ownership
-------------------------------------------

          The beneficial ownership of Thompson S. Baker II shown above includes the 423,474 shares held by the ELB Trust, as to which he disclaims beneficial ownership. Mr. Baker's reported beneficial ownership also includes: (i) 155,600 shares owned by his Living Trust, (ii) 6,597 shares held in trust for the benefit of his children, as to which he disclaims beneficial ownership, and (iv) 2,199 shares owned by his wife's Living Trust, as to which he disclaims beneficial ownership.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.
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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                             Page 8 of 10
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Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

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                               SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 14, 2020.

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                                     /s/ Edward L. Baker
                                     ------------------------------
                                     Edward L. Baker


                                     /s/ Thompson S. Baker II
                                     ------------------------------
                                     Thompson S. Baker II


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                               EXHIBIT INDEX

Exhibit No.

99.1	Joint Voting Agreement dated February 14, 2020.



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